

August 6, 2010

Mr. Richard J. Wrensen
President, Chief Executive Officer and Chief Financial Officer
Eastern Light Capital, Incorporated
100 Pine Street, Suite 560
San Francisco, CA 94111

> **Re:** **Eastern Light Capital, Incorporated**
> **Form 10-K for the Year Ended December 31, 2009**
> **File No. 1-12941**

Dear Mr. Wrensen:

We have read your supplemental response letter dated July 20, 2010, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition, page 10

1.   In future filings please revise your analysis of results of operations to provide a more robust disclosure regarding changes in your income statement line items. For example, instead of stating that expenses decreased due to lower interest expense and a decrease in the allowance for doubtful accounts, discuss why these expenses decreased and what you expect for future periods. In addition, significant expenses (e.g., impairments) should be discussed in detail. In addition to providing this information in future filings, please provide us with what your results of operations will look like in future filings.

Consolidated Statements of Operations, page FS-4

2.   We note your response to our prior comment 1. We believe that as a company with significant financing/lending activities, you are within the scope of SAB 11-K and should

therefore report net interest income in your statements of operations as prescribed by Article 9 of Regulation S-X. Please revise accordingly.

Form 10-Q for the Period Ended March 31, 2010

Condensed Consolidated Statements of Operations, page 2

3.   We note that you did not record any interest expense on loans in the three months ended March 31, 2010. Please quantify for us the amount of interest expense you recorded related to your senior debt during this period and tell us in what line item of your statements of operations it is recorded. In addition please tell us the terms of the senior debt and why you have not included any of the terms within the footnotes. The senior debt should also be discussed in the liquidity section of your MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief